Exhibit 13

1st

FRANKLIN

FINANCIAL

CORPORATION

QUARTERLY

REPORT TO INVESTORS

AS OF AND FOR THE

THREE AND SIX MONTHS ENDED

JUNE 30, 2022

1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following narrative is Management’s discussion and analysis of the foremost factors that influenced 1st Franklin Financial Corporation’s and its consolidated subsidiaries’ (the “Company”, “our” or “we”) financial condition and operating results as of and for the three- and six-month periods ended June 30, 2022 and 2021. This discussion and analysis and the accompanying unaudited condensed consolidated financial information should be read in conjunction with the Company's audited consolidated financial statements and related notes included in the Company’s 2021 Annual Report. Results achieved in any interim period are not necessarily indicative of the results to be expected for any other interim or full year period.

Forward-Looking Statements:

Certain information in this discussion and other statements contained in this Quarterly Report are forward-looking statements within the meaning of the federal securities laws. Forward-looking statements are all statements other than those of historical fact. The Company's actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained herein which involve known and unknown risks and uncertainties. Possible factors that could cause actual future results to differ from expectations include, but are not limited to, adverse general economic conditions, including changes in employment rates or in the interest rate environment, unexpected reductions in the size or collectability of our loan portfolio, unexpected increases in our allowance for credit losses, reduced sales or increased redemptions of our securities, unavailability of borrowings under our credit facility, federal and state regulatory changes affecting consumer finance companies, unfavorable outcomes in legal proceedings and adverse or unforeseen developments in any of the matters described under “Risk Factors” in our 2021 Annual Report, as well as other factors referenced elsewhere in our filings with the Securities and Exchange Commission from time to time. The Company undertakes no obligation to update any forward-looking statements, except as required by law.

The Company:

We are engaged in the consumer finance business, primarily in making consumer installment loans to individuals. Other lending-related activities include the purchase of sales finance contracts from various dealers and the making of first and second mortgage real estate loans on real estate. As of June 30, 2022, the Company’s business was operated through a network of 330 branch offices located in Alabama, Georgia, Kentucky, Louisiana, Mississippi, South Carolina, Tennessee, and Texas.

We also offer optional credit insurance coverage to our customers when making a loan. Such coverage may include credit life insurance, credit accident and health insurance, and/or credit property insurance. Customers may request credit life insurance coverage to help assure that any outstanding loan balance is repaid if the customer dies before the loan is repaid or they may request accident and health insurance coverage to help continue loan payments if the customer becomes sick or disabled for an extended period of time. In certain states where offered, customers may choose involuntary unemployment insurance for payment protection in the form of loan payment assistance due to unexpected job loss. Customers may also choose property insurance coverage to protect the value of loan collateral against damage, theft or destruction. We write these various insurance policies as an agent for a non-affiliated insurance company. Under various agreements, our wholly-owned insurance subsidiaries, Frandisco Life Insurance Company and Frandisco Property and Casualty Insurance Company, reinsure the insurance coverage on our customers written on behalf of this non-affiliated insurance company.

Financial Condition:

The Company’s total assets increased $14.2 million to $1,132.4 million at June 30, 2022 compared to $1,118.2 million at December 31, 2021. The increase was primarily due to increases in cash and cash equivalents, restricted cash, the net loan portfolio and our other assets. A decrease in investment securities partially offset a portion of the overall increase in total assets.

Cash and cash equivalents (excluding restricted cash) increased $5.5 million (17%) at June 30, 2022 compared to prior year-end. Funds generated from operations and an increase in sales of the Company’s senior debt securities were responsible for the increase.

Restricted cash consists of funds maintained in restricted accounts at the Company's insurance subsidiaries in order to comply with certain requirements imposed on insurance companies by the State of Georgia and to meet the reserve requirements of its reinsurance agreements. Restricted cash also includes escrow deposits held by the Company on behalf of certain mortgage real estate customers. At June 30, 2022, restricted cash increased $6.3 million (87%) compared to December 31, 2021. See Note 3, "Investment Securities" in the accompanying "Notes to Unaudited Condensed Consolidated Financial Statements" for further discussion of amounts held in trust.

Our net loan portfolio increased $38.5 million (5%) to $789.4 million at June 30, 2022 compared to $750.8 at December 31, 2021. Included in our net loan portfolio is our allowance for credit losses which reflects estimated current expected credit losses in the loan portfolio as of the date of the statement of financial position. Management increased the allowance $1.0 million to $68.3 as June 30, 2022, compared to $67.3 million at December 31, 2021. See Note 2, “Allowance for Credit Losses,” in the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for further discussion of the Company’s allowance for credit losses. Management believes the allowance for credit losses is adequate to cover expected losses inherent in the portfolio as of June 30, 2022; however, unexpected changes in trends or deterioration in economic conditions could result in additional changes in the allowance. Any change in our allowance for credit losses could have a material impact on our results of operations or financial condition in the future.

The Company’s investment securities portfolio decreased $37.8 million (14%) compared to the prior year-end. The majority of the decrease was due to a decrease in fair market values. Redemptions due to call options and maturities on certain securities also contributed to the decrease in the portfolio. The portfolio consists primarily of invested surplus funds generated by the Company's insurance subsidiaries. Management maintains what it believes to be a conservative approach when formulating its investment strategy. The Company does not participate in hedging programs, interest rate swaps or other similar activities. This investment portfolio consists mainly of U.S. Treasury bonds, government agency bonds, and various municipal bonds. Investment securities have been designated as “available for sale” at June 30, 2022 with any unrealized gain or loss accounted for in the equity section of the Company’s consolidated statement of financial position, net of deferred income taxes for those investments held by the insurance subsidiaries as well as the statement of comprehensive income.

Other assets increased $1.6 million (3%) at June 30, 2022 compared to December 31, 2021 mainly due to increases in prepaid expenses, operating lease assets, and refundable income taxes. Depreciation and a reduction of the amount receivable from non-affiliated insurance companies were partial offsets to the increase.

Our senior debt is comprised of a line of credit from a bank and the Company’s senior demand notes and commercial paper debt securities. Our subordinated debt is comprised of the variable rate subordinated debentures sold by the Company. The aggregate amount of senior and subordinated debt outstanding at June 30, 2022 was $799.7 million compared to $746.2 million at December 31, 2021, representing an increase of $53.5 million (7%). The increase of $10.3 million in senior demand notes and $60.5 million in commercial paper, together with operating cash flows, were used to reduce the outstanding balance on bank line of credit by $16.7 million. Subordinated debentures declined $0.6 in 2022.

  Accrued expenses and other liabilities decreased $12.1 million (16%) to $63.2 million at June 30, 2022 compared to $75.2 million at December 31, 2021. Payment of $18.0 million for 2021 incentive bonuses in February 2022 was the primary factor causing the decrease in accrued expenses and other liabilities.  Increases in accrued health insurance claims and rent expense offset a portion of the decrease.

Results of Operations:

During the three- and six-month periods ended June 30, 2022, total revenues were $84.1 million and $165.8 million, respectively, compared to $72.8 million and $146.1 million during the same periods a year ago. Growth in the Company’s loan portfolio since the prior year comparable periods resulted in higher interest and finance charge revenue. Higher insurance revenues due to an increase in customers opting for credit insurance products at loan origination also contributed to the overall increase in total revenues during the comparable periods.

Net income decreased $1.7 million (15%) and $6.7 million (31%) during the three- and six-month periods ended June 30, 2022, respectively, compared to the same periods a year ago. Higher revenues were offset by increased provision for loan losses, higher personnel expenses, travel expenses, advertising, and software conversion expenses during the period just ended compared to a year ago.

Net Interest Income

Net interest income represents the difference between income on earning assets (loans and investments) and the cost of funds on interest bearing liabilities.  Our net interest income is affected by the size and mix of our loan and investment portfolios as well as the spread between interest and finance charges earned on the respective assets and interest incurred on our debt.  Net interest income increased $8.3 million (16%) and $14.6 million (14%) during the three- and six-month periods ended June 30, 2022, respectively compared to the same periods in 2021.  An increase in our average net principal loan balances of $117.1 million on (15%) during the six months just ended compared to the same period a year ago resulted in higher interest and finance charges earned during the current year.

Average daily borrowings increased $110.4 million (17%) during the six-month period ended June 30, 2022, compared to the same period in 2021. The Company's average borrowing rates were 3.33% and 3.35% during the six-month periods ended June 30, 2022, and 2021, respectively. Interest expense increased $1.0 million (18%) and $1.8 million (16%) during the three- and six-month periods just ended compared to the same period a year ago due to the higher average daily borrowings.

Management projects that, based on historical results and current estimates, average net receivables will grow during the remainder of 2022, and net interest income is expected to increase accordingly. However, a decrease in net receivables or an increase in interest rates on outstanding borrowings could negatively impact our net interest income.

Insurance Income

Insurance revenues were $1.5 million (12%) higher during the three-month period ended June 30, 2022, compared to June 30, 2021. During the six-month comparable periods, insurance revenues were $2.5 million (10%) higher during the period just ended mainly due to higher premiums written. Insurance claims and expenses decreased $0.1 million (3%) during the three-month period just ended; however, there was an increase of $1.1 million (14%) during six-month period just ended compared to the same period a year ago. The increase in claims and expenses during the six-month period ended June 30, 2022 was primarily the result of changes in the actuarial estimate of losses that resulted in an adjustment of $1.0 million to the Company's reserve for Accident and Health claims.

Other Revenue

Other revenue increased $0.4 million (26%) and $0.8 million (28%) during the three- and six-months ended June 30, 2022, compared to the same periods a year ago mainly due to increased service charges and sales of auto club memberships offered to loan customers.

Provision for Credit Losses

The Company’s provision for credit losses is a charge against earnings to maintain the allowance for credit losses at a level that Management estimates is adequate to cover expected losses as of the date of the statement of financial position. See Note 2. “Allowance for Credit

Losses,” in the accompanying “Notes to Consolidated Financial Statements” for further discussion of the Company’s provision for credit losses.

The provision for credit losses increased $8.1 million (107%) and $17.9 million (127%) during the three- and six-month periods ended June 30, 2022 compared the same periods last year. Net charge offs were $15.4 million and $7.3 million during the three-month periods ended June 30, 2022, and 2021, respectively. Net charge offs were $31.1 million and $16.9 million during the six-month periods ended June 30, 2022, and 2021, respectively.

Determining a proper allowance for credit losses is a critical accounting estimate which involves Management’s judgment with respect to certain relevant factors, such as historical and expected loss trends, unemployment rates in various locales, delinquency levels, bankruptcy trends and overall general and industry specific economic conditions. The percent of the loan portfolio greater than 30 days delinquent is 6.92% at June 30, 2022 compared to 5.23% at June 30, 2021. The ratio of bankrupt accounts to the loan portfolio balance was 1.35% at June 30, 2022 and June 30, 2021.

The Company considered factors such as rising energy, food and services prices and the potential for further oil and commodity market disruptions from the Ukraine crisis. Given increased wages, savings rates, spending on luxury goods, and remote work capability, management anticipates the direct impact from recent gas prices will not be a significant factor in estimating expected losses. The Company also considered the potential impact of recent and continued increases to the central bank interest rates. 1st Franklin Financial loans are contracted at a fixed rate; therefore, existing borrowers will not be affected by rising interest rates. Further, the Company’s historical loss history indicates that changes in central bank interest rates do not have a material direct impact to future loss rates.

However, management determined that certain snapshot periods included in the estimation model benefited from government stimulus actions and the benefit to loss rates from those stimulus actions is expected to continue to decline over time. 1st Franklin Financial’s expected credit loss model uses loss history from periods may include the effect of government stimulus in estimating the allowance for expected credit losses. Based on the impact of periods that may include the benefit of government stimulus on loss rates and economic uncertainty, management concluded that a qualitative adjustment was required to sufficiently provide for expected credit losses. Management calculated a qualitative adjustment totaling $11.7 million by incorporating emerging post pandemic pool loss rates in an estimation model. The allowance for credit losses increased by $0.2 million and $1.0 million to $68.3 million for the three- and six-months periods ended June 30, 2022.

Management believes that the allowance for credit losses, as calculated in accordance with the Company’s current expected credit loss (“CECL”) methodology, is appropriate to cover expected credit losses on loans at June 30, 2022; however, because the allowance for credit losses is based on estimates, there can be no assurance that the ultimate charge off amount will match such estimates. Management may determine it is appropriate to increase or decrease the allowance for expected credit losses in future periods, or actual losses in any period, either of which events could have a material impact on our results of operations in the future.

Other Operating Expenses

Other operating expenses increased $3.8 million (9%) and $5.6 million (6%) during the three- and six-month periods ended June 30, 2022, compared to the same periods a year ago. Other operating expenses encompass personnel expense, occupancy expense and miscellaneous other expenses.

Personnel expense increased $1.9 million (7%) and $0.8 million (1%) during the three-and six-month periods ended June 30, 2022, compared to the same periods in 2021. The increase for the three-month period was due to an inflation-based salary adjustments for certain team members and an increase in claims associated with the Company’s self-insured medical program. The increase in salary and medical expenses for the six-month period was partially offset by reduced accrual for the Company’s incentive bonus programs.

Occupancy expenses were consistent during the three- and six-month periods just ended, compared to the same periods a year ago. Lower office material expenses and telephone expenses were offset by increased maintenance and utility expense.

Other expenses increased $1.9 million (17%) and $4.8 million (21%) during the three- and six-month periods ended June 30, 2022, compared to the same periods in 2021. Higher travel expenses related to the Company’s return to an in-person annual managers meeting (which had been held via remote communication the prior year due to the COVID-19 pandemic), postage expenses, and information technology expenses were the primary factors driving the increase in miscellaneous other operating expenses during the three- and six-month periods ended June 30, 2022 as compared to the same period in 2021.

Income Taxes

The Company has elected to be, and is, treated as an S corporation for income tax reporting purposes. Taxable income or loss of an S corporation is passed through to, and included in the individual tax returns of, the shareholders of the Company, rather than being taxed at the corporate level. Notwithstanding this election, however, income taxes continue to be reported for, and paid by, the Company's insurance subsidiaries as they are not allowed to be treated as S corporations, and for the Company’s state taxes in Louisiana, which does not recognize S corporation status. Deferred income tax assets and liabilities are recognized and provisions for current and deferred income taxes continue to be recorded by the Company’s subsidiaries. The Company uses the liability method of accounting for deferred income taxes and provides deferred income taxes for all significant income tax temporary differences.

Effective income tax rates were 11% and 8% during the three- and six-month periods ended June 30, 2022 and 2021, respectively. During the current year, the S corporation income was lower than the prior year, which decreased the overall pre-tax income of the Company resulting in a higher effective tax rate for the 2022 reporting period compared to the same period in 2021.

Quantitative and Qualitative Disclosures About Market Risk:

The possibility of market fluctuations in market interest rates during the remainder of the year could have an impact on our net interest margin. Please refer to the market risk analysis discussion contained in our Annual Report as of and for the year ended December 31, 2021 for a more detailed analysis of our market risk exposure. There have been no material changes to our market risk during the three months ended June 30, 2022.

Liquidity and Capital Resources:

As of June 30, 2022 and December 31, 2021, the Company had $38.6 million and $33.1 million, respectively, invested in cash and cash equivalents (excluding restricted cash), the majority of which was held by the insurance subsidiaries.

The Company’s investments in marketable securities can be readily converted into cash, if necessary. State insurance regulations limit the use an insurance company can make of its assets. Dividend payments to a parent company by its wholly-owned life insurance subsidiary are subject to annual limitations and are restricted to the lesser of 10% of policyholders’ surplus or the net statutory gain from operations before recognizing realized investment gains of the individual insurance subsidiary during the prior year. Dividend payments to a parent company by its wholly-owned property and casualty insurance subsidiary are subject to annual limitations and are restricted to the lesser of 10% of policyholders’ surplus or the net statutory income before recognizing realized investment gains of the individual insurance subsidiary during the prior two years.

At December 31, 2021, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company had a statutory surplus of $132.0 million and $96.2 million, respectively. The maximum aggregate amount of dividends these subsidiaries can pay to the Company during 2022, without prior approval of the Georgia Insurance Commissioner, is approximately $40.8 million. On November 30, 2021, Management submitted a request for approval of two separate transactions involving dividends and/or lines of credit with maximum amounts of $75.0 million from Frandisco Life Insurance Company and $95.0 million from Frandisco

Property and Casualty Insurance Company. The request was approved by the Georgia Insurance Department on January 20, 2022 for transactions on or before December 31, 2022. Effective February 1, 2022, Frandisco Property and Casualty Insurance Company and Frandisco Life Insurance Company amended their previous $60 million unsecured revolving lines of credit available to the Company extending the term of each respective line of credit to December 31, 2025 and defining the interest rate on outstanding balances as the prime rate of interest as published in the Wall Street Journal. No amounts are currently outstanding on these lines.

Most of the Company’s liquidity requirements are financed through the collection of receivables and through the sale of short-term and long-term debt securities. The Company’s continued liquidity is therefore dependent on the collection of its receivables and the sale of debt securities that meet the investment requirements of the public. Overall, debt securities increased $53.5 (7%) million between December 31, 2021 and June 30, 2022. In addition to its receivables and securities sales, the Company has an external source of funds available under a credit facility with Wells Fargo Preferred Capital, Inc. (as amended, the “credit agreement”). The credit agreement provides for borrowings of up to $230.0 million or 70% of the Company's net finance receivables (as defined in the credit agreement), whichever is less, and has a maturity date of February 28, 2024. Available borrowings under the credit agreement were $186.4 million and $169.7 million at June 30, 2022 and December 31, 2021 at an interest rate of 3.95% and 3.50%, respectively. The credit agreement contains covenants customary for financing transactions of this type.

The credit agreement requires the Company to comply with certain covenants customary for financing transactions of this nature, including, among others, maintaining a minimum interest coverage ratio, a minimum loss reserve ratio, a minimum ratio of earnings to interest, taxes and depreciation and amortization to interest expense, a minimum asset quality ratio, a minimum consolidated tangible net worth ratio, and a maximum debt to tangible net worth ratio, each as defined. The Company must also comply with certain restrictions on its activities consistent with credit facilities of this type, including limitations on: (a) restricted payments; (b) additional debt obligations (other than specified debt obligations); (c) investments (other than specified investments); (d) mergers, acquisitions, or a liquidation or winding up; (e) modifying its organizational documents or changing lines of business; (f) modifying certain contracts; (g) certain affiliate transactions; (h) sale-leaseback, synthetic lease, or similar transactions; (i) guaranteeing additional indebtedness (other than specified indebtedness); (j) capital expenditures; or (k) speculative transactions.  The credit agreement also restricts the Company or any of its subsidiaries from creating or allowing certain liens on their assets, entering into agreements that restrict their ability to grant liens (other than specified agreements), or creating or allowing restrictions on any of their ability to make dividends, distributions, inter-company loans or guaranties, or other inter-company payments, or inter-company asset transfers.  At June 30, 2022, the Company believes it was in compliance with all covenants.  The Company believes that it will remain in compliance with these covenants and obligations for the foreseeable future.

Any increase in the Company’s allowance for credit losses would not directly affect the Company’s liquidity, as any adjustment to the allowance has no impact on cash; however, an increase in the actual loss rate may have a material adverse effect on the Company’s liquidity. The inability to collect loans could materially impact the Company’s liquidity in the future.

Critical Accounting Policies:

The accounting and reporting policies of the Company are in accordance with accounting principles generally accepted in the United States and conform to general practices within the financial services industry. The Company’s critical accounting and reporting policies include the allowance for credit losses, revenue recognition and insurance claims reserves.

Allowance for Credit Losses

The Company adopted ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) using the modified retrospective method for all financial assets measured at amortized cost. Provisions for credit losses are charged to operations in amounts sufficient to maintain the allowance for credit losses at a level considered adequate to cover expected credit losses in our loan portfolio.

The allowance for credit losses is established based on the determination of the amount of expected losses inherent in the loan portfolio as of the reporting date. Loans outstanding with similar risk characteristics are collectively evaluated in pools utilizing an open pool loss rate method, whereby a historical loss rate is calculated and applied to the balance of loans outstanding in the portfolio at each reporting period. This historical loss rate is then adjusted by a macroeconomic forecast and other qualitative factors, as appropriate, to fully reflect the expected losses in the loan portfolio.

Revenue Recognition

Accounting principles generally accepted in the United States require that an interest yield method be used to calculate the income recognized on accounts which have precomputed charges. An interest yield method is used by the Company on each individual account with precomputed charges to calculate income for those active accounts; however, state regulations often allow interest refunds to be made according to the Rule of 78’s method for payoffs and renewals. Since the majority of the Company's accounts with precomputed charges are paid off or renewed prior to maturity, the result is that most of those accounts effectively yield on a Rule of 78's basis.

Precomputed finance charges are included in the gross amount of certain direct cash loans, sales finance contracts and certain real estate loans. These precomputed charges are deferred and recognized as income on an accrual basis using the effective interest method. Some other cash loans and real estate loans, which do not have precomputed charges, have income recognized on a simple interest accrual basis. Income is not accrued on any loan that is more than 60 days past due.

Loan fees and origination costs are deferred and recognized as adjustments to the loan yield over the contractual life of the related loan.

The property and casualty credit insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s property and casualty insurance subsidiary. The premiums on these policies are deferred and earned over the period of insurance coverage using the pro-rata method or the effective yield method, depending on whether the amount of insurance coverage generally remains level or declines.

The credit life and accident and health insurance policies written by the Company, as agent for a non-affiliated insurance company, are reinsured by the Company’s life insurance subsidiary. The premiums are deferred and earned using the pro-rata method for level-term life insurance policies and the effective yield method for decreasing-term life policies. Premiums on accident and health insurance policies are earned based on an average of the pro-rata method and the effective yield method.

Insurance Claims Reserves

Included in unearned insurance premiums and commissions on the Unaudited Condensed Consolidated Statements of Financial Position are reserves for incurred but unpaid credit insurance claims for policies written by the Company, as agent for a non-affiliated insurance underwriter, and reinsured by the Company’s wholly-owned insurance subsidiaries. These reserves are established based on generally accepted actuarial methods. In the event that the Company’s actual reported losses for any given period are materially in excess of the previously estimated amounts, such losses could have a material adverse effect on the Company’s results of operations.

Different assumptions in the application of any of these policies could result in material changes in the Company’s consolidated financial position or consolidated results of operations.

Recent Accounting Pronouncements:

See “Recent Accounting Pronouncements” in Note 1 to the accompanying “Notes to Unaudited Condensed Consolidated Financial Statements” for a discussion of any applicable recently adopted accounting standards and the expected impact of accounting standards recently issued but not yet required to be adopted. For pronouncements already adopted, any material impacts on the Company’s condensed consolidated financial statements are discussed in the applicable section(s) of this Management’s Discussion and Analysis of Financial Condition and

Results of Operations, and the accompanying Notes to Unaudited Condensed Consolidated Financial Statements.

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	June 30,	December 31,
	2022	2021
ASSETS

CASH AND CASH EQUIVALENTS	$38,591,251	$33,060,390

RESTRICTED CASH	13,670,094	7,306,430

LOANS:
Direct Cash Loans	906,145,148	873,432,972
Real Estate Loans	42,803,910	45,972,414
Sales Finance Contracts	134,370,899	118,959,994
	1,083,319,957	1,038,365,380

Less:Unearned Finance Charges	156,180,673	151,081,033
Unearned Insurance Premiums and Commissions	69,464,895	69,124,817
Allowance for Credit Losses	68,302,012	67,311,208
Net Loans	789,372,377	750,848,322

INVESTMENT SECURITIES
Available for Sale, at fair value	223,762,236	261,601,925

OTHER ASSETS	67,050,877	65,404,868

TOTAL ASSETS	$1,132,446,835	$1,118,221,935

LIABILITIES AND STOCKHOLDERS' EQUITY

SENIOR DEBT	$770,586,158	$716,536,361
ACCRUED EXPENSES AND OTHER LIABILITIES	63,165,234	75,235,477
SUBORDINATED DEBT	29,101,153	29,692,344
Total Liabilities	862,852,545	821,464,182

COMMITMENTS AND CONTINGENCIES (Note 6)

STOCKHOLDERS' EQUITY:
Preferred Stock: $100 par value, 6,000 shares authorized; no shares outstanding	-	-
Common Stock
Voting Shares; $100 par value; 2,000 shares authorized; 1,700 shares outstanding	170,000	170,000
Non-Voting Shares; no par value; 198,000 shares authorized; 168,300 shares outstanding	-	-
Accumulated Other Comprehensive (Loss) Income	(22,369,007)	9,736,651
Retained Earnings	291,793,297	286,851,102
Total Stockholders' Equity	269,594,290	296,757,753

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,132,446,835	$1,118,221,935

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021

INTEREST INCOME	$68,008,920	$58,680,422	$134,142,752	$117,774,030
INTEREST EXPENSE	6,586,420	5,583,211	12,864,784	11,086,436
NET INTEREST INCOME	61,422,500	53,097,211	121,277,968	106,687,594

Provision for Loan Losses	15,599,679	7,539,369	32,056,528	14,133,331

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	45,822,821	45,557,842	89,221,440	92,554,263

INSURANCE INCOME
Premiums and Commissions	13,975,076	12,488,744	28,079,028	25,536,253
Insurance Claims and Expenses	3,794,878	3,915,137	9,217,137	8,119,671
Total Net Insurance Income	10,180,198	8,573,607	18,861,891	17,416,582

OTHER REVENUE	2,069,058	1,638,207	3,545,906	2,763,285

OTHER OPERATING EXPENSES
Personnel Expense	30,106,868	28,239,753	58,225,832	57,389,413
Occupancy Expense	4,359,435	4,327,920	8,713,142	8,704,564
Other	13,385,229	11,469,799	27,668,562	22,899,910
Total	47,851,532	44,037,472	94,607,536	88,993,887

INCOME BEFORE INCOME TAXES	10,220,545	11,732,184	17,021,701	23,740,243

Provision for Income Taxes	1,104,906	961,009	1,842,156	1,840,689

NET INCOME	$9,115,639	$10,771,175	$15,179,545	$21,899,554

BASIC AND DILUTED EARNINGS PER SHARE
170,000 Shares Outstanding for All Periods (1,700 voting, 168,300 non-voting)	$53.62	$63.36	$89.29	$128.82

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2022	2021	2022	2021

Net Income	$9,115,639	$10,771,175	$15,179,545	$21,899,554

Other Comprehensive Income (Loss):
Net changes related to available-for-sale securities
Unrealized gains/(losses)	(17,153,420)	1,474,110	(40,371,114)	(1,677,578)
Income tax (provision)/benefit	3,583,689	(317,859)	8,469,914	360,956
Net unrealized gains/(losses)	(13,569,731)	1,156,251	(31,901,200)	(1,316,622)

Less reclassification of gain/(loss) to net income	84,647	(30,552)	204,458	367,907

Total Other Comprehensive Income/(Loss)	(13,654,378)	1,186,803	(32,105,658)	(1,684,529)

Total Comprehensive Income/(Loss)	$(4,538,739)	$11,957,978	$(16,926,113)	$20,215,025

See Notes to Unaudited Condensed Consolidated Financial Statements

1st FRANKLIN FINANCIAL CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Unaudited)

				Accumulated
				Other
	Common Stock		Retained	Comprehensive
	Shares	Amount	Earnings	Income (Loss)	Total

Three Months Ended June 30, 2022:
Balance at March 31, 2022	170,000	$170,000	$292,915,008	$(8,714,629)	$284,370,379
Comprehensive Income:
Net Income	-	-	9,115,639	-
Other Comprehensive (Loss)	-	-	-	(13,654,378)
Total Comprehensive Income	-	-	-	-	(4,538,739)
Cash Distributions Paid	-	-	(10,237,350)	-	(10,237,350)
Balance at June 30, 2022	170,000	$170,000	$291,793,297	$ (22,369,007)	$269,594,290

Three Months Ended June 30, 2021:
Balance at March 31, 2021	170,000	$170,000	$271,975,919	$10,395,595	$282,541,514
Comprehensive Income:
Net Income	-	-	10,771,175	-
Other Comprehensive Income	-	-	-	1,186,803
Total Comprehensive Income	-	-	-	-	11,957,978
Cash Distributions Paid	-	-	(6,031,445)	-	(6,031,445)
Balance at June 30, 2021	170,000	$170,000	$276,715,649	$11,582,398	$288,468,047

Six Months Ended June 30, 2022:
Balance at December 31, 2021	170,000	$170,000	$286,851,102	$9,736,651	$296,757,753
Comprehensive Income:
Net Income	-	-	15,179,545	-
Other Comprehensive (Loss)	-	-	-	(32,105,658)
Total Comprehensive Income	-	-	-	-	(16,926,113)
Cash Distributions Paid	-	-	(10,237,350)	-	(10,237,350)
Balance at June 30, 2022	170,000	$170,000	$291,793,297	$(22,369,007)	$269,594,290

Six Months Ended June 30, 2021:
Balance at December 31, 2020	170,000	$170,000	$265,002,401	$13,266,927	$278,439,328
Comprehensive Income:
Net Income	-	-	21,899,554	-
Other Comprehensive Income	-	-	-	(1,684,529)
Total Comprehensive Income	-	-	-	-	20,215,025
Cash Distributions Paid	-	-	(10,186,306)	-	(10,186,306)
Balance at June 30, 2021	170,000	$170,000	$276,715,649	$11,582,398	$288,468,047

See Notes to Unaudited Condensed Consolidated Financial Statements

1ST FRANKLIN FINANCIAL CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six Months Ended
	June 30,
	2022	2021

CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income	$15,179,545	$21,899,554
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for credit losses	32,056,528	14,133,331
Depreciation and amortization	2,190,059	2,340,844
Provision for deferred income taxes	(6,066)	27,192
Other	(376,446)	(492,867)
Change in miscellaneous other assets	(1,633,506)	(357,511)
Change in other liabilities	(4,078,156)	2,477,613
Net Cash Provided	43,331,958	40,028,156

CASH FLOWS FROM INVESTING ACTIVITIES:
Loans originated or purchased	(312,830,905)	(267,632,255)
Loan liquidations	242,250,322	232,451,924
Purchases of marketable debt securities	(15,003,323)	(30,489,054)
Redemptions of marketable debt securities	12,595,000	7,715,000
Fixed asset additions	(1,676,427)	(1,716,411)
Fixed asset net proceeds from sales	6,643	28,642
Net Cash Used	(74,658,690)	(59,642,154)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in senior demand notes	10,293,856	8,435,649
Advances on credit line	106,833,799	80,103,086
Payments on credit line	(123,533,799)	(136,803,086)
Commercial paper issued	97,016,187	80,519,668
Commercial paper redeemed	(36,560,245)	(19,371,295)
Subordinated debt securities issued	2,891,839	3,857,543
Subordinated debt securities redeemed	(3,483,030)	(3,919,714)
Dividends / distributions	(10,237,350)	(10,186,306)
Net Cash Provided (Used)	43,221,257	2,635,545

NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	11,894,525	(16,978,453)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning	40,366,820	67,678,422

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, ending	$52,261,345	$50,699,969

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest Paid	$12,796,816	$11,166,819
Income Taxes Paid	2,060,000	1,677,638
NON-CASH INVESTING AND FINANCING ACTIVITY:
Other Consumer (Live Check and Premier) Renewed Loan Payoffs	127,604,617	117,114,088
Other non-cash activity: unearned finance charges, origination fees, discounts, premiums, deferred fees and deferred costs	146,720,516	138,958,722

See Notes to Unaudited Condensed Consolidated Financial Statements

-NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS-

Note 1 – Basis of Presentation

The accompanying unaudited condensed consolidated financial statements of 1st Franklin Financial Corporation and subsidiaries (the "Company") should be read in conjunction with the audited consolidated financial statements of the Company and notes thereto as of December 31, 2021 and for the year then ended included in the Company's 2021 Annual Report filed with the Securities and Exchange Commission. Inter-company accounts and transactions have been eliminated from the condensed consolidated financial statements.

In the opinion of Management of the Company, the accompanying unaudited condensed consolidated financial statements contain all normal recurring adjustments necessary to present fairly the Company's consolidated financial position as of June 30, 2022 and December 31, 2021, its consolidated results of operations and comprehensive income for the three- and six-month periods ended June 30, 2022 and 2021 and its consolidated cash flows for the six months ended June 30, 2022 and 2021. While certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, the Company believes that the disclosures herein are adequate to make the information presented not misleading.

The Company’s financial condition and results of operations as of and for the three- and six-month periods ended June 30, 2022 are not necessarily indicative of the results to be expected for the full fiscal year or any other future period. The preparation of financial statements in accordance with GAAP requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities at and as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

The computation of earnings per share is self-evident from the accompanying Condensed Consolidated Statements of Income and Retained Earnings (Unaudited). The Company has no dilutive securities outstanding.

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported shown in the condensed consolidated statements of cash flows:

	June 30, 2022	June 30, 2021
Cash and Cash Equivalents	$ 38,591,251	$ 43,690,509
Restricted Cash	13,670,094	7,009,460
Total Cash, Cash Equivalents and Restricted Cash	$ 52,261,345	$ 50,699,969

The Company categorizes its primary sources of revenue into three categories: (1) interest related revenues, (2) insurance related revenue and (3) revenue from contracts with customers.

•Interest related revenues are specifically excluded from the scope of ASC 606 and accounted for under ASC Topic 310, “Receivables”.

•Insurance related revenues are subject to industry-specific guidance within the scope of ASC Topic 944, “Financial Services – Insurance”.

•Other revenues primarily relate to commissions earned by the Company on sales of auto club memberships. Auto club commissions are revenue from contracts with customers and are accounted for in accordance with the guidance set forth in ASC 606.

Other revenues, as a whole, are immaterial to total revenues. During the three months ended June 30, 2022, and 2021, the Company recognized interest related income of $68.0 million and $58.7 million, respectively, insurance related income of $14.0 million and $12.5 million, respectively, and other revenues of $2.1 million and $1.6 million, respectively.  During the six months ended June 30, 2022, and 2021, the Company recognized interest related revenue of $134.1 million and $117.8 million, respectively, insurance related income of $28.1 million and $25.5 million, respectively, and other revenues of $3.5 million and $2.8 million, respectively.

Recent Accounting Pronouncements:

In March 2020, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting”, which provides optional accounting relief for the expected market transition from the use of the London Interchange Bank Offered Rate (“LIBOR”) to the proposed Secured Overnight Financing Rate (“SOFR”). The key provisions of optional relief include (1) accounting for contract modifications as a continuation of the existing contract without additional analysis and (2) continuing hedge accounting when certain critical terms of a hedging relationship change. There was no impact of ASU No. 2020-04 on the Company’s condensed consolidated financial statements for the period ended June 30, 2022. The Company is currently evaluating the effect that the new standard may have on its financial statements in future periods.

In March 2022 the Financial Account Standards Board ("FASB") issued ASU No. 2022-02 "Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructuring and Vintage Disclosures.  The key provisions include (1) enhancements to disclosure requirements for certain loan refinancings and restructurings by creditor when borrower is experiencing financial difficulty, the creditor must apply the loan refinancing and restructuring guidance in paragraphs 310-20-35-9 through 35-11 to determine whether a modification results in a new loan or a continuation of an existing loan (2) for public business entities, the entity is required to disclose current-period gross write-offs by year of origination for financing receivables and net investments in leases with the scope of Subtopic 326-20, Financial Instruments-Credit Losses-Measured at Amortized Cost.  There was no impact of ASU No. 2022-02 on the Company's condensed consolidated financial statements for the period ended June 30, 2022. The Company is currently evaluating the effect that the new standard may have on its financial statements in future periods.

Note 2 – Loans

The Company’s consumer loans are made to individuals, who may be new customers, existing customers (loan renewals), former customers or customers converting from a sales contract, in relatively small amounts for relatively short periods of time.  First and second mortgage loans on real estate are made in larger amounts and for longer periods of time.  The Company also purchases sales finance contracts from various dealers.  All loans and sales contracts are held for investment.

Cash, unearned finance charges, origination fees, discounts, premiums, deferred fees, and, in the instance of a loan renewal, the net payoff of the of the renewed loan are included in the loan origination amount.  The cash component of the loan origination is included in the Statement of Cash Flows in the Cash Flows from Investing Activities as Loans Originated or Purchased.

Loan renewals are accounted for in accordance with the applicable guidance in ASC 310-20 Nonrefundable Fees and Other Costs. Loan renewals are a product the Company offers to existing customers that allows them to borrow additional funds from the Company. In evaluating a loan for renewal, in addition to our standard underwriting requirements, we may take into consideration the customer’s prior payment performance with us, which we believe to be an indicator of the customer’s future credit performance.  If the terms of the new loan resulting from a loan renewal (other than a troubled debt restructuring) are at least as favorable to us as the terms for comparable loans to other customers with similar collection risks who are not renewing a loan, the renewal is accounted for as a new loan. The criteria is met if the new loan's effective yield is at least equal to the effective yield for such loans and the modification of the original loan is more than minor. A modification of a loan more than minor if the present value of the cash flows under the terms of the renewal is at least 10 percent different from the present value of the remaining cash flows under the terms of the original loan. Accordingly, when a renewal is generated, the original loan(s) are extinguished along with the associated unearned finance charges and a new loan is originated. Substantially all renewals include a non-cash component that represents the exchange of the original principal balance for the new principal balance and a cash component for the net proceeds distributed to the customer for the additional amounts borrowed. The cash component is presented as outflows from investing activities and the non-cash component is presented as a non-cash investing activity.

Allowance for Credit Losses

The allowance for credit losses is based on Management's evaluation of the inherent risks and changes in the composition of the Company's loan portfolio.  Management estimates and evaluates the allowance for credit losses utilizing an open pool loss rate method on collectively evaluated loans with similar risk characteristics in segments, whereby a historical loss rate is calculated and applied to the balance of loans outstanding in the portfolio at each reporting date. This historical loss rate then may be adjusted by macroeconomic forecast and other qualitative factors, as appropriate, to fully reflect the Company’s expected losses in its loan portfolio. The Company’s allowance for credit losses recorded in the balance sheet reflects Management’s best estimate of expected credit losses.

The Company calculates an expected credit loss by utilizing a snapshot of each specific loan segment at a point in history and tracing that segment’s performance until charge-offs were substantially exhausted for that particular segment.  Charge-offs in subsequent periods are aggregated to derive an unadjusted lifetime historical charge-off rate by segment. The level of receivables at the balance sheet date is reviewed and adjustments to the allowance for credit losses are made if Management determines increases or decreases in the level of receivables warrants an adjustment. The Company performs a correlation analysis between macroeconomic factors and prior charge-offs for the following macroeconomic factors: Annual Unemployment Rates, Real Gross Domestic Product, Consumer Price Index (CPI), and US National Home Price Index (HPI).  To evaluate the overall adequacy of the Company’s allowance for credit losses, Management considers the level of loan receivables, historical loss trends, loan delinquency trends, bankruptcy trends and overall economic conditions. Such allowance is, in the opinion of Management, adequate for expected losses in the current loan portfolio.  As the estimates used in determining the loan loss reserve are influenced by outside factors, such as consumer payment patterns and general economic conditions, there is uncertainty inherent in these estimates.  Actual results could vary based on future changes in significant assumptions.

Management disaggregates the Company’s loan portfolio by loan segment when evaluating loan performance and estimating the allowance for credit losses. Although most loans are similar in nature, the Company concluded that based on variations in loss experience (severity and duration) driven by product and customer type it is most relevant to segment the portfolio by loan product consisting of five different segments: live checks, premier loans, other consumer loans, real estate loans, and sales finance contracts.

The total segments are monitored for credit losses based on graded contractual delinquency and other economic conditions. The Company classifies delinquent accounts at the end of each month according to the Company’s graded delinquency rules which includes the number of installments past due at that time, based on the then-existing terms of the contract. Accounts are classified in delinquency categories of 30-59 days past due, 60-89 days past due, or 90 or more days past due based on the Company’s graded delinquency policy. When a loan meets the Company’s charge-off policy, the loan is charged off, unless Management directs that it be retained as an active loan. In making this charge-off evaluation, Management considers factors such as pending insurance, bankruptcy status and other indicators of collectability. The amount charged off is the unpaid balance less the unearned finance charges and the unearned insurance premiums, if applicable.

Management ceases accruing finance charges on loans that meet the Company’s non-accrual policy based on grade delinquency rules, generally when two payments remain unpaid on precomputed loans or when the interest paid-to-date on an interest-bearing loan is 60 days or more past due. Finance charges are then only recognized to the extent there is a loan payment received or when the account qualifies for return to accrual status. Accounts qualify for return to accrual status when the graded delinquency on a precomputed loan is less than two payments and on when the interest paid-to-date on an interest-bearing loan is less than 60 days past due. There were no loans that met the non-accrual policy still accruing interest at June 30, 2022 or December 31, 2021.

The Company’s principal balances on non-accrual loans by loan class as of June 30, 2022 and December 31, 2021 are as follows:

Loan Class	June 30, 2022	December 31, 2021

Live Check Consumer Loans	$ 8,652,712	$ 6,254,394
Premier Consumer Loans	2,839,406	2,253,818
Other Consumer Loans	27,896,628	25,229,846
Real Estate Loans	1,705,193	1,286,609
Sales Finance Contracts	3,890,093	3,532,183
Total	$ 44,984,032	$ 38,556,850

An age analysis of principal balances on past due loans, segregated by loan class, as of June 30, 2022 and December 31, 2021 follows:

June 30, 2022	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Live Check Loans	$ 3,589,427	$ 3,563,731	$ 5,047,974	$ 12,201,132
Premier Loans	1,452,396	949,562	1,505,297	3,907,255
Other Consumer Loans	18,749,645	10,925,937	19,782,701	49,458,283
Real Estate Loans	993,455	344,133	1,248,408	2,585,996
Sales Finance Contracts	2,748,564	1,415,033	2,375,486	6,539,083
Total	$ 27,533,487	$ 17,198,396	$ 29,959,866	$ 74,691,749

December 31, 2021	30-59 Days Past Due	60-89 Days Past Due	90 Days or More Past Due	Total Past Due Loans

Live Check Loans	$ 2,752,871	$ 2,446,703	$ 3,597,241	$ 8,796,815
Premier Loans	915,525	554,662	1,260,027	2,730,214
Other Consumer Loans	15,190,957	9,270,399	18,579,878	43,041,234
Real Estate Loans	656,780	440,155	1,117,924	2,214,859
Sales Finance Contracts	2,176,581	1,134,376	2,385,007	5,695,964
Total	$ 21,692,714	$ 13,846,295	$ 26,940,077	$ 62,479,086

While delinquency rating analysis is the primary credit quality indicator, we also consider the ratio of bankrupt accounts to the total loan portfolio in evaluating whether any qualitative adjustments were necessary to the allowance for credit losses. The ratio of bankrupt accounts to the loan portfolio balance was 1.35% at June 30, 2022 and June 30, 2021.

The Company considers the performance of the loan portfolio and its impact on the allowance for credit losses. For consumer and real estate segments, the Company also evaluates credit quality based on the aging status of the loan and by payment activity. The following table presents the principal balance on loans based on payment activity as of June 30, 2022:

Payment Performance by Origination Year
	2022(1)	2021	2020	2019	2018	Prior	Total Principal Balance
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Live Checks:
Performing	$ 86,494	$ 40,840	$ 4,360	$ 818	$ 88	$ 17	$ 132,617
Nonperforming	4,906	3,464	236	44	1	1	8,652
	$ 91,400	$ 44,304	$ 4,596	$ 862	$ 89	$ 18	$ 141,269
Premier Loans:
Performing	$ 45,753	$ 45,855	$ 12,089	$ 3,864	$ 1,025	$ 150	$ 108,736
Nonperforming	459	1,669	544	129	34	5	2,840
	$ 46,212	$ 47,524	$ 12,633	$ 3,993	$ 1,059	$ 155	$ 111,576
Other Consumer Loans:
Performing	$ 304,258	$ 256,569	$ 44,217	$ 13,222	$ 3,724	$ 831	$ 622,821
Nonperforming	5,272	17,803	3,185	1,233	331	74	27,898
	$ 309,530	$ 274,372	$ 47,402	$ 14,455	$ 4,055	$ 905	$ 650,719
Real Estate Loans:
Performing	$ 1,963	$ 16,350	$ 6,831	$ 5,810	$ 4,143	$ 5,231	$ 40,328
Nonperforming	18	521	253	346	255	313	1,706
	$ 1,981	$ 16,871	$ 7,084	$ 6,156	$ 4,398	$ 5,544	$ 42,034
Sales Finance Contracts:
Performing	$ 48,510	$ 48,144	$ 25,801	$ 5,803	$ 1,154	$ 134	$ 129,546
Nonperforming	370	1,697	1,314	387	103	20	3,891
	$ 48,880	$ 49,841	$ 27,115	$ 6,190	$ 1,257	$ 154	$ 133,437

(1) Includes loans originated during the six-months ended June 30, 2022.

Due to the composition of the loan portfolio, the Company determines and monitors the allowance for credit losses on a portfolio segment basis.  As of June 30, 2022, a historical look back period of five quarters was utilized for live checks; six quarters for other consumer loans, premier loans, and sales finance contracts; and a look back period of five years was utilized for real estate loans. Expected look back periods are determined based on analyzing the history of each segment’s snapshot at a point in history and tracing performance until charge-offs are mostly exhausted.  The Company addresses seasonality primarily through the use of an average in quarterly historical loss rates over a 4-quarter snapshot time span instead of using one specific snapshot quarter’s historical loss rates.

Determining a proper allowance for credit losses is a critical accounting estimate which involves Management’s judgment with respect to certain relevant factors, such as historical and expected loss trends, unemployment rates in various locales, delinquency levels, bankruptcy trends and overall general and industry specific economic conditions.

The Company considered factors such as rising energy, food and services prices, rate of unemployment, inflation and the potential for further oil and commodity market disruptions from the Ukraine crisis.  The Company also considered the potential impact of increased central bank interest rates.  1st Franklin loans are contracted at a fixed rate; therefore, borrowers will not be affected by rising interest rates during the term of an existing loan.  Further, the Company’s historical loss history indicates that changes in central bank interest rates do not have a material direct impact to future loss rates.

Management determined that certain snapshot periods included in the estimation model benefited from government stimulus actions and the benefit to loss rates from those stimulus actions is expected to continue to decline over time.  1st Franklin’s expected credit loss model uses loss history from periods may include the effect of government stimulus in estimating the allowance for expected credit losses.  Based on the impact of periods that may include the benefit of government stimulus on loss rates and economic uncertainty, management concluded that a qualitative adjustment was required to sufficiently provide for expected credit losses. Management calculated a qualitative adjustment totaling $11.7 million by incorporating emerging post pandemic pool loss rates in an estimation model. The allowance for credit losses increased by $1.0 million to $68.3 million at June 30, 2022 compared to $67.3 million at December 31, 2021.

Management believes that the allowance for credit losses, as calculated in accordance with the Company’s current expected credit loss (“CECL”) methodology, is appropriate to cover expected credit losses on loans at June 30, 2022; however, because the allowance for credit losses is based on estimates, there can be no assurance that the ultimate charge off amount will match such estimates. Management may determine it is appropriate to increase or decrease the allowance for expected credit losses in future periods, or actual losses in any period, either of which events could have a material impact on our results of operations in the future.

Segmentation of the portfolio began with the adoption of ASC 326 on January 1, 2020.  The following table provides additional information on our allowance for credit losses based on a collective evaluation

	Three Months Ended June 30, 2022
	Live Checks	Premier Loans	Other Consumer Loans	Real Estate Loans	Sales Finance Contracts	Total
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Allowance for Credit Losses:
Balance at March 31, 2022	$12,386	$6,216	$43,624	$260	$5,622	$68,108
Provision for Credit Losses	4,095	168	8,894	(1)	2,444	15,600
Charge-offs	(4,492)	(1,068)	(13,734)	(14)	(1,519)	(20,827)
Recoveries	834	297	3,889	-	401	5,421
Ending Balance	$12,823	$5,613	$42,673	$245	$6,948	$68,302

	Six Months Ended June 30, 2022
	Live Checks	Premier Loans	Other Consumer Loans	Real Estate Loans	Sales Finance Contracts	Total
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Allowance for Credit Losses:
Balance at December 31, 2021	$10,649	$6,216	$44,646	$265	$5,535	$67,311
Provision for Credit Losses	9,732	1,079	17,492	(2)	3,756	32,057
Charge-offs	(9,165)	(2,234)	(27,290)	(24)	(3,120)	(41,833)
Recoveries	1,607	552	7,825	6	777	10,767
Ending Balance	$12,823	$5,613	$42,673	$245	$6,948	$68,302

	Three Months Ended		Six Months Ended
	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021
Allowance for Credit Losses:
Beginning Balance	$68,107,534	$63,348,497	$67,311,208	$66,327,674
Provision for credit losses	15,599,679	7,539,369	32,056,528	14,133,331
Charge-offs	(20,826,028)	(12,771,714)	(41,833,581)	(27,801,157)
Recoveries	5,420,827	5,485,595	10,767,857	10,941,899
Ending balance; collectively evaluated for impairment	$68,302,012	$63,601,747	$68,302,012	$63,601,747

TDRs are accounted for in accordance with the applicable guidance in ASC 310-40 Troubled Debt Restructurings by Creditors. TDRs represent loans on which the original terms have been modified as a result of the following conditions: (i) the restructuring constitutes a concession and (ii) the borrower is experiencing financial difficulties. Loan modifications by the Company involve payment alterations, interest rate concessions, and/or reductions in the amount owed by the customer. We do not consider TDRs as new loans because the restructuring is part of our ongoing effort to recover its investment in the original loan. The Company allows refinancing of delinquent loans on a case-by-case basis for those who satisfy certain eligibility requirements. The eligible customers can include those experiencing temporary hardships, lawsuits, or customers who have declared bankruptcy. In most cases, the loans that eligible for restructuring are between 90 and 180 days past due.  We do not allow the amount of the new loan to exceed the original amount of the existing loan and we believe that refinancing the delinquent loans for certain customers provides the Company with an opportunity to increase its average loans outstanding and its interest, fees, and other income without experiencing a significant increase in loan losses. These refinancing’s also provide a resolution to temporary financial setbacks for these borrowers and sustain their credit rating.

Legal fees and other direct costs incurred by the Company during a restructuring are expensed when incurred. The effective interest rate for restructured loan is based on the original contractual rate, not the rate specified in the restructuring agreement. The modified loans are adjusted to be recorded at the value of expected cash flows to be received in the future.

Modifications that lower the principal balance experience a direct charge off for the difference of the original and modified principal amount. The majority of the restructurings relate to fee and interest rate concessions as the Company only lowers the principal balance due in the event of a court order.

The following table presents a summary of loans that were restructured during the six months ended June 30, 2022.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Live Check Consumer Loans	1,341	$ 2,428,838	$ 2,396,044
Premier Consumer Loans	196	1,249,767	1,229,817
Other Consumer Loans	5,055	19,614,686	19,123,589
Real Estate Loans	5	27,769	25,769
Sales Finance Contracts	251	1,928,908	1,886,518
Total	6,848	$ 25,249,968	$ 24,661,736

The following table presents a summary of loans that were restructured during the three months ended June 30, 2021.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Live Check Consumer Loans	466	$ 893,182	$ 877,875
Premier Consumer Loans	100	598,628	592,019
Other Consumer Loans	2,246	8,214,149	7,799,661
Real Estate Loans	6	50,236	50,236
Sales Finance Contracts	151	867,163	838,238
Total	2,969	$ 10,623,358	$ 10,158,029

The following table presents a summary of loans that were restructured during the six months ended June 30, 2022.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Live Check Consumer Loans	2,406	$ 4,450,559	$ 4,372,398
Premier Consumer Loans	390	2,560,276	2,485,334
Other Consumer Loans	9,514	36,361,014	35,178,299
Real Estate Loans	12	114,346	112,346
Sales Finance Contracts	468	3,497,493	3,366,466
Total	12,790	$ 46,983,688	$ 45,514,842

The following table presents a summary of loans that were restructured during the six months ended June 30, 2021.

	Number Of Loans	Pre-Modification Recorded Investment	Post-Modification Recorded Investment

Live Check Consumer Loans	1,072	$ 2,030,007	$ 1,984,766
Premier Consumer Loans	215	1,291,060	1,248,826
Other Consumer Loans	5,189	18,663,687	17,805,933
Real Estate Loans	17	219,065	218,840
Sales Finance Contracts	359	2,226,482	2,166,463
Total	6,852	$ 24,430,301	$ 23,424,828

TDRs that occurred during the twelve months ended June 30, 2022 and subsequently defaulted during the three months ended June 30, 2022 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Live Check Consumer Loans	486	$ 890,261
Premier Consumer Loans	44	241,218
Other Consumer Loans	1,587	3,741,502
Real Estate Loans	-	-
Sales Finance Contracts	42	232,489
Total	2,159	$ 5,105,470

TDRs that occurred during the twelve months ended June 30, 2021 and subsequently defaulted during the three months ended June 30, 2021 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Live Check Consumer Loans	229	$ 440,115
Premier Consumer Loans	25	140,585
Other Consumer Loans	868	2,012,648
Real Estate Loans	-	-
Sales Finance Contracts	60	261,049
Total	1,182	$ 2,854,397

TDRs that occurred during the twelve months ended June 30, 2022 and subsequently defaulted during the six months ended June 30, 2022 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Live Check Consumer Loans	790	$ 1,446,626
Premier Consumer Loans	76	409,774
Other Consumer Loans	2,647	6,126,587
Real Estate Loans	-	-
Sales Finance Contracts	81	422,901
Total	3,594	$ 8,405,888

TDRs that occurred during the twelve months ended June 30, 2021 and subsequently defaulted during the six months ended June 30, 2021 are listed below.

	Number Of Loans	Pre-Modification Recorded Investment

Live Check Consumer Loans	459	$ 864,096
Premier Consumer Loans	54	314,611
Other Consumer Loans	1,647	3,818,539
Real Estate Loans	-	-
Sales Finance Contracts	98	398,710
Total	2,258	$ 5,395,956

The level of TDRs, including those which have experienced a subsequent default, is considered in the determination of an appropriate level of allowance of credit losses.

Note 3 – Investment Securities

Debt securities available-for-sale are carried at estimated fair value. Debt securities designated as "Held to Maturity" are carried at amortized cost based on Management's intent and ability to hold such securities to maturity. The amortized cost and estimated fair values of these debt securities were as follows:

	As of June 30, 2022		As of December 31, 2021
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Available-for-Sale
Obligations of states and political subdivisions	$ 251,697,076	$ 223,381,877	$ 248,858,502	$ 261,183,377
Corporate securities	130,316	380,359	130,316	418,548
	$ 251,827,392	$ 223,762,236	$ 248,988,818	$ 261,601,925

Gross unrealized losses on investment securities totaled $29.8 million and $1.0 million at June 30, 2022 and December 31, 2021, respectively. The following table provides an analysis of investment securities in an unrealized loss position for which an allowance for credit losses is unnecessary as of June 30, 2022 and December 31, 2021:

	Less than 12 Months		12 Months or Longer		Total
June 30, 2022	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 138,251,691	$ (23,555,207)	$ 12,823,897	$ (6,240,226)	$ 151,075,588	$(29,795,433)

	Less than 12 Months		12 Months or Longer		Total
December 31, 2021	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Obligations of states and political subdivisions	$ 41,660,651	$ (896,338)	$ 652,921	$ (52,078)	$ 42,313,572	$ (948,416)

The previous two tables represent 171 and 34 investments held by the Company at June 30, 2022 and December 31, 2021, respectively, the majority of which are rated “A” or higher by Moody’s and/or Standard & Poor’s. The unrealized losses on the Company’s investments listed in the above table were primarily the result of interest rate and market fluctuations. Based on the credit ratings of these investments, along with the consideration of whether the Company has the intent to sell or will be more likely than not required to sell the applicable investment before recovery of amortized cost basis.  Management concluded that an allowance for credit losses was not required at June 30, 2022 or at December 31, 2021.

No securities were sold to date in 2022.  Additionally, the Company sold no securities during the year ended December 31, 2021.  Proceeds from redemption of investments due the exercise of call provisions by the issuers thereof and regularly scheduled maturities totaled $12.6 million with a net gain of $0.3 million and $15.9 million with a net gain of $0.3 million as of June 30, 2022 and December 31, 2021 respectively.

The Company’s insurance subsidiaries internally designate certain investments as restricted to cover their policy reserves and loss reserves. Funds are held in separate trusts for the benefit of each insurance subsidiary at U.S. Bank National Association ("US Bank"). US Bank serves as trustee under trust agreements with the Company's property and casualty insurance company subsidiary (“Frandisco P&C”), as grantor, and American Bankers Insurance Company of Florida, as beneficiary. At June 30, 2022, these trusts held $40.7 million in available-for-sale investment securities at market value. US Bank also serves as trustee under trust agreements with the Company's life insurance company subsidiary (“Frandisco Life”), as grantor, and American Bankers Life Assurance Company, as beneficiary. At June 30, 2022, these trusts held $23.4 million in available-for-sale investment securities at market value. The amounts required to be held in each trust change as required reserves change. All earnings on assets in the trusts are remitted to the Company's insurance subsidiaries.

Note 4 – Fair Value

Under ASC 820, fair value is the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The following fair value hierarchy is used in selecting inputs used to determine the fair value of an asset or liability, with the highest priority given to Level 1, as these are the most transparent or reliable. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurements.

Level 1 - Quoted prices for identical instruments in active markets.

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3 - Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The following methods and assumptions are used by the Company in estimating fair values of its financial instruments:

Cash and Cash Equivalents: Cash includes cash on hand and with banks.  Cash equivalents are short-term highly liquid investments with original maturities of three months or less.  The carrying value of cash and cash equivalents approximates fair value due to the relatively short period of time between the origination of the instruments and their expected realization.  Cash and cash equivalents are classified as a Level 1 financial asset.

Loans: The fair value of the Company's direct cash loans and sales finance contracts approximate the carrying value since the estimated life, assuming prepayments, is short-term in nature.  The fair value of the Company's real estate loans approximate the carrying value since the interest rate charged by the Company approximates market rates.  Loans are classified as a Level 3 financial asset.

Marketable Debt Securities: Management has designated a significant portion of the Company's investment securities held in the Company's investment portfolio at June 30, 2022 and December 31, 2021 as being available-for-sale.  This portion of the investment portfolio is reported at fair value with unrealized gains and losses excluded from earnings and reported in other comprehensive income (loss) included in the consolidated statements of comprehensive income (loss).  Gains and losses on sales of securities designated as available-for-sale are determined based on the specific identification method; therefore, Marketable Debt Securities are classified as a Level 2 financial asset.

Corporate Securities: The Company estimates the fair value of corporate securities with readily determinable fair values based on quoted prices observed in active markets; therefore, these investments are classified as a Level 1 financial asset.

Senior Debt Securities: The carrying value of the Company's senior debt securities approximates fair value due to the relatively short period of time between the origination of the instruments and their expected payment.  Senior debt securities are classified as a Level 2 financial liability.

Subordinated Debt Securities: The carrying value of the Company's subordinated debt securities approximates fair value due to the re-pricing frequency of the securities.  Subordinated debt securities are classified as a Level 2 financial liability.

The Company is responsible for the valuation process and as part of this process may use data from outside sources in establishing fair value. The Company performs due diligence to understand the inputs and how the data was calculated or derived. The Company employs a market approach in the valuation of its obligations of states, political subdivisions and municipal revenue bonds that are available-for-sale. These investments are valued on the basis of current market quotations provided by independent pricing services selected by Management based on the advice of an investment manager. To determine the value of a particular investment, these independent pricing services may use certain information with respect to market transactions in such investment or comparable investments, various relationships observed in the market between investments, quotations from dealers, and pricing metrics and calculated yield measures based on valuation methodologies commonly employed in the market for such investments. Quoted prices are subject to our internal price verification procedures. We validate prices received using a variety of methods including, but not limited, to comparison to other pricing services or corroboration of pricing by reference to independent market data such as a secondary broker. There was no change in this methodology during any period reported.

Assets measured at fair value as of June 30, 2022 and December 31, 2021 were available-for-sale investment securities which are summarized below:

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	June 30,	Assets	Inputs	Inputs
Description	2022	(Level1)	(Level2)	(Level3)

Corporate securities	$ 380,359	$ 380,359	$ --	$ --
Obligations of states and political subdivisions	223,381,877	--	223,381,877	--
Total	$ 223,762,236	$ 380,359	$ 223,381,877	$ --

Fair Value Measurements at Reporting Date Using
Quoted Prices
		In Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs
Description	2021	(Level1)	(Level2)	(Level3)

Corporate securities	$ 418,548	$ 418,548	$ --	$ --
Obligations of states and political subdivisions	261,183,377	--	261,183,377	--
Total	$ 261,601,925	$ 418,548	$ 261,183,377	$ --

Note 5 – Leases

The Company is obligated under operating leases for its branch loan offices and home office locations. The operating leases are recorded as operating lease right-of-use (“ROU”) assets and operating lease liabilities. The ROU asset is included in other assets and the corresponding liability is included in accounts payable and accrued expenses on the Company’s condensed consolidated statement of financial position.

ROU assets represent the Company’s right to use an underlying asset during the lease term and the operating lease liabilities represent the Company’s obligations for lease payments in accordance with the lease. Recognition of ROU assets and liabilities are recognized at the lease commitment date based on the present value of the remaining lease payments using a discount rate that represents the Company’s incremental borrowing rate at the lease commitment date or adoption date. Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term and is recorded in occupancy expense in the condensed consolidated statement of income.

Remaining lease terms range from 1 to 10 years. The Company’s leases are not complex and do not contain residual value guarantees, variable lease payments, or significant assumptions or judgments made in applying the requirements of Topic 842. Operating leases with a term of 12 months or less are not recorded on the balance sheet and the related lease expense is recognized on a straight-line basis over the lease term. Operating lease ROU assets are reported as part of Other Assets and liabilities are reported as part of Other Liabilities on the Statement of Financial Position.  Operating lease ROU assets and liabilities were $35.2 million and $36.0 million at June 30, 2022, respectively and $35.0 million and $35.7 million at June 30, 2021, respectively.  At December 31, 2021 the operating lease ROU assets and liabilities were $34.8 million and $35.4 million, respectively.

The table below summarizes our lease expense and other information related to the Company’s operating leases with respect to FASB ASC 842:

	Three Months Ended June 30, 2022	Six Months Ended June 30, 2022

Operating lease expense	$1,936,385	$3,845,248
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	1,904,759	3,787,479
Weighted-average remaining lease term – operating leases (in years)	7.01
Weighted-average discount rate – operating leases	4.54%

Lease maturity schedule as of June 30, 2022:	Amount
Remainder of 2022	$3,783,888
2023	6,893,149
2024	6,082,320
2025	5,725,379
2026	5,172,532
2027 and beyond	14,249,287
Total	41,906,555
Less: Discount	(5,918,784)
Present Value of Lease Liability	$35,987,771

	Three Months Ended June 30, 2021	Six Months Ended June 30, 2021

Operating lease expense	$1,871,636	$3,711,403
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	1,841,046	3,645,112
Weighted-average remaining lease term – operating leases (in years)	7.07
Weighted-average discount rate – operating leases	4.62%

Lease maturity schedule as of June 30, 2021:	Amount
Remainder of 2021	$3,686,282
2022	7,019,399
2023	6,139,863
2024	5,332,942
2025	4,973,758
2026 and beyond	14,440,142
Total	41,592,386
Less: Discount	(5,935,678)
Present Value of Lease Liability	$35,656,708

Note 6 – Commitments and Contingencies

We conduct our lending operations under the provisions of various federal and state laws, implementing regulations, and insurance regulations.  Changes in the current regulatory environment, or the interpretation or application of current regulations, could impact our business.

The Company is subject to various legal proceedings, claims and administrative proceedings arising in the ordinary course of business, some of which are expected to be covered by liability insurance. Management makes assumptions and estimates concerning the likelihood and amount of any potential loss relating to these matters using the latest information available. The Company records a liability for litigation if an unfavorable outcome is probable and the amount of loss or range of loss can be reasonably estimated. If an unfavorable outcome is probable and a reasonable estimate of the loss is a range, the Company accrues the best estimate within the range. If no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount within the range. If an unfavorable outcome is probable but the amount of the loss cannot be reasonably estimated, the Company discloses the nature of the litigation and indicates that an estimate of the loss or range of loss cannot be made. If an unfavorable outcome is reasonably possible and the estimated loss is material, the Company discloses the nature and estimate of the possible loss of the litigation. The Company does not disclose information with respect to litigation where an unfavorable outcome is considered to be remote or where the estimated loss would not be material. Based on current expectations, such matters, both individually and in the aggregate, are not expected to have a material adverse effect on the liquidity, results of operations, business or financial condition of the Company.

Note 7 – Income Taxes

The Company has elected to be treated as an S corporation for income tax reporting purposes.  The taxable income or loss of an S corporation is treated as income of and is reportable in the individual tax returns of the shareholders of the Company in an appropriate allocation.  Accordingly, deferred income tax assets and liabilities have been eliminated and no provisions for current and deferred income taxes were made by the Company except for amounts attributable to state income taxes for certain states, which do not recognize S corporation status for income tax reporting purposes.  Deferred income tax assets and liabilities will continue to be recognized and provisions for current and deferred income taxes will be made by the Company’s subsidiaries as they are not permitted to be treated as S Corporations.

Effective income tax rates were 11% and 8% during the three- and six-month periods ended June 30, 2022 and 2021, respectively. During the current year, the S corporation income was lower than the prior year, which decreased the overall pre-tax income of the Company resulting in a higher effective tax rate for the 2022 reporting period compared to the same period in 2021.

Note 8 – Credit Agreement

Effective September 11, 2009, the Company entered into a credit facility with Wells Fargo Preferred Capital, Inc. As amended to date, the credit agreement provides for borrowings and reborrrowings up to the lesser of $230.0 million or 70% of the Company’s net finance receivables (as defined in the credit agreement). Available borrowings under the credit agreement were $186.4 million and $169.7 million at June 30, 2022 and December 31, 2021, at an interest rate of 3.95% and 3.50%, respectively. Outstanding borrowings on the credit line were $43.6 million and $60.3 million at June 30, 2022 and December 31, 2021, respectively. The credit agreement contains covenants customary for financing transactions of this type. At June 30, 2022, the Company believes it was in compliance with all covenants. The credit agreement has a commitment termination date of February 28, 2024.

Note 9 – Related Party Transactions

The Company engages from time to time in transactions with related parties. The Company has an outstanding loan to a real estate development partnership of which one of the Company’s beneficial owners is a partner. The balance on the commercial loan (including principal and accrued interest) was $1.9 million at June 30, 2022. The Company also has a loan for premium payments to a trust of an executive officer’s irrevocable life insurance policy. The principal balance on this loan at June 30, 2022 was $0.5 million. Please refer to the disclosure contained in Note 12 “Related Party Transactions” in the Notes to Consolidated Financial Statements in the Company’s Annual Report on Form 10-K as of and for the year ended December 31, 2021 for additional information on related party transactions.

Note 10 – Segment Financial Information

The Company discloses segment information in accordance with FASB ASC 280. FASB ASC 280 requires companies to determine segments based on how Management makes decisions about allocating resources to segments and measuring their performance.

The Company has eight divisions which comprise its operations: Division I through Division V, Division VII, Division VIII and Division IX. Each division consists of branch offices that are aggregated based on vice president responsibility and geographic location. Division I consists of offices located in South Carolina. Offices in North Georgia comprises Division II, Division III consists of offices in South Georgia and Division IX consists of offices in West Georgia. Division IV represents our Alabama offices, Division V represents our Mississippi offices, Division VII represents our Kentucky and Tennessee branch offices and Division VIII represents our Louisiana and Texas offices.

Accounting policies of each of the divisions are the same as those for the Company as a whole. Performance is measured based on objectives set at the beginning of each year and include various factors such as division profit, growth in earning assets and delinquency and loan loss management. All division revenues result from transactions with third parties. The Company does not allocate income taxes or corporate headquarter expenses to the divisions.

Below is a performance recap of each of the Company’s divisions for the three- and six-month periods ended June 30, 2022, and 2021, followed by a reconciliation to consolidated Company data.

	Division	Division	Division	Division	Division	Division	Division	Division
	I	II	III	IV	V	VII	VIII	IX	Total
	(in thousands)
Division Revenues:
3 Months ended 06/30/2022	$10,676	$10,683	$11,124	$12,511	$8,737	$8,363	$8,380	$9,341	$79,815
3 Months ended 06/30/2021	$9,519	$9,628	$10,247	$10,709	$7,279	$7,021	$5,973	$8,612	$68,988
6 Months ended 06/30/2022	$21,184	$20,890	$21,962	$24,466	$17,040	$15,827	$16,208	$18,373	$155,950
6 Months ended 06/30/2021	$19,226	$19,130	$20,491	$21,184	$14,502	$13,718	$11,950	$17,140	$137,341

Division Profit:
3 Months ended 06/30/2022	$4,062	$4,953	$5,221	$5,532	$3,499	$2,893	$2,678	$4,081	$32,919
3 Months ended 06/30/2021	$3,892	$4,970	$5,388	$5,289	$3,040	$2,754	$1,225	$4,055	$30,613
6 Months ended 06/30/2022	$7,779	$9,341	$9,874	$10,208	$6,512	$4,943	$4,846	$7,315	$60,818
6 Months ended 06/30/2021	$7,482	$9,811	$10,527	$9,807	$6,011	$4,751	$2,869	$7,562	$58,820

Division Assets:
06/30/2022	$119,044	$129,317	$126,372	$159,498	$96,043	$96,669	$97,574	$112,835	$937,352
12/31/2021	$115,423	$123,844	$125,568	$152,409	$91,774	$91,753	$90,425	$109,411	$900,607

	3 Months Ended 06/30/2022	3 Months Ended 06/30/2021	6 Months Ended 06/30/2022	6 Months Ended 06/30/2021
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Reconciliation of Revenues:
Total revenues from reportable divisions	$79,815	$68,988	$155,951	$137,341
Corporate finance charges earned, not allocated to divisions	23	23	45	45
Corporate investment income earned, not allocated to divisions	1,833	1,695	3,793	3,738
Timing difference of insurance income allocation to divisions	2,365	2,098	5,959	4,944
Other revenue not allocated to divisions	17	4	19	6
Consolidated Revenues (1)	$84,053	$72,808	$165,767	$146,074

	3 Months Ended 06/30/2022	3 Months Ended 06/30/2021	6 Months Ended 06/30/2022	6 Months Ended 06/30/2021
	(in 000’s)	(in 000’s)	(in 000’s)	(in 000’s)
Reconciliation of Profit:
Profit per division	$32,920	$30,613	$60,820	$58,820
Corporate earnings not allocated	4,238	3,820	9,816	8,733
Corporate expenses not allocated	(26,937)	(22,701)	(53,615)	(43,813)
Consolidated Income Before Income Taxes	$10,221	$11,732	$17,021	$23,740

Note 1: Includes Finance Charge Income, Investment Income, Insurance Premium Revenues and Other Revenue.

BRANCH OPERATIONS

J. Patrick Smith, III	Senior Vice President
Joseph R. Cherry	Vice President
M. Summer Clevenger	Vice President
John B. Gray	Vice President
Jerry W. Hughes	Vice President
Marty Miskelly	Vice President
Virginia K. Palmer	Vice President
Jennifer C. Purser	Vice President
Michael Shankles	Vice President
Michael J. Whitaker	Vice President

REGIONAL OPERATIONS DIRECTORS

Sonya Acosta	Dee Dee Dunham	Tammy Hood	Jimmy Mahaffey	Greg Shealy
Maurice Bize	Carla Eldridge	Sue Iser	Sylvia McClung	Tonya Slaten
Derrick Blalock	Jimmy Fairbanks	Jonathan Kendrick	Nokie Moore	Cliff Snyder
Nicholas Blevins	Chad Frederick	Steve Knotts	Lauren Munoz	Michael Spriggs
Janet Brownlee	Peyton Givens	Katie Landry	William Murrillo	Melissa Stewart
Ron Byerly	Kim Golka	Sharon Langford	Josh Nickerson	Lou Stokes
Bryan Cook	Kevin Gray	Becki Lawhon	Mike Olive	Melissa Storck
Stacy Courson	Tabatha Green	Jeff Lee	Deloris O’Neal	Harriet Welch
Joe Daniel	Jenna Henderson	Tammy Lee	Gerald Rhoden	Robert Whitlock
Chris Deakle	Brian Hill	Jeff Lindberg	Anthony Seney

BRANCH OPERATIONS

ALABAMA
Adamsville	Bessemer	Enterprise	Jackson	Oxford	Scottsboro
Albertville	Brewton	Fayette	Jasper	Ozark	Selma
Alexander City	Center Point	Florence	Mobile	Pelham	Sylacauga
Andalusia	Clanton	Fort Payne	Moody	Prattville	Tallassee
Arab	Cullman	Gadsden	Moulton	Robertsdale	Troy
Athens	Decatur	Hamilton	Muscle Shoals	Russellville (2)	Tuscaloosa
Bay Minette	Dothan (2)	Huntsville (2)	Opelika	Saraland	Wetumpka
GEORGIA
Acworth	Canton	Dalton	Greensboro	Manchester	Swainsboro
Adel	Carrollton	Dawson	Griffin	McDonough	Sylvania
Albany (2)	Cartersville	Douglas (2)	Hartwell	Milledgeville	Sylvester
Alma	Cedartown	Douglasville	Hawkinsville	Monroe	Thomaston
Americus	Chatsworth	Dublin	Hazlehurst	Montezuma	Thomasville
Athens (2)	Clarkesville	East Ellijay	Helena	Monticello	Thomson
Augusta	Claxton	Eastman	Hinesville (2)	Moultrie	Tifton
Bainbridge	Clayton	Eatonton	Hiram	Nashville	Toccoa
Barnesville	Cleveland	Elberton	Hogansville	Newnan	Tucker
Baxley	Cochran	Fayetteville	Jackson	Perry	Valdosta
Blairsville	Colquitt	Fitzgerald	Jasper	Pooler	Vidalia
Blakely	Columbus (2)	Flowery Branch	Jefferson	Richmond Hill	Villa Rica
Blue Ridge	Commerce	Forest Park	Jesup	Rome	Warner Robins (2)
Bremen	Conyers	Forsyth	Kennesaw	Royston	Washington

BRANCH OPERATIONS
(Continued)

Brunswick	Cordele	Fort Valley	LaGrange	Sandersville	Waycross
Buford	Cornelia	Ft. Oglethorpe	Lavonia	Sandy Springs	Waynesboro
Butler	Covington	Gainesville	Lawrenceville	Savannah	Winder
Cairo	Cumming	Garden City	Macon (2)	Statesboro
Calhoun	Dahlonega	Georgetown	Madison	Stockbridge

KENTUCKY
Elizabethtown

LOUISIANA
Abbeville	Covington	Hammond	LaPlace	Morgan City	Ruston
Alexandria	Crowley	Houma	Leesville	Natchitoches	Slidell
Baker	Denham Springs	Jena	Marksville	New Iberia	Sulphur
Bastrop	DeRidder	Kenner	Marrero	Opelousas	Thibodaux
Baton Rouge	Eunice	Lafayette	Minden	Pineville	West Monroe
Bossier City	Franklin	Lake Charles	Monroe	Prairieville	Winnsboro

MISSISSIPPI
Amory	Columbia	Gulfport	Louisville	Olive Branch	Ridgeland
Batesville	Columbus	Hattiesburg	Magee	Oxford	Ripley
Bay St. Louis	Corinth	Hazlehurst	McComb	Pearl	Senatobia
Booneville	D’Iberville	Hernando	Meridian	Philadelphia	Starkville
Brookhaven	Forest	Houston	New Albany	Picayune	Tupelo
Carthage	Greenwood	Iuka	Newton	Pontotoc	Winona
Clinton	Grenada	Kosciusko

SOUTH CAROLINA
Aiken	Cheraw	Gaffney	Lancaster	Newberry	Spartanburg
Anderson	Chester	Georgetown	Laurens	North Charleston	Summerville
Batesburg- Leesvile	Columbia	Greenwood	Lexington	North Greenville	Sumter
Beaufort	Conway	Greer	Manning	Orangeburg	Union
Boling Springs	Dillon	Hartsville	Marion	Rock Hill	Walterboro
Camden	Easley	Irmo	Moncks Corner	Seneca	Winnsboro
Cayce	Florence	Lake City	Myrtle Beach	Simpsonville	York
Charleston

TENNESSEE
Athens	Dayton	Greeneville	LaFollette	Millington	Savannah
Bristol	Dickson	Hixson	Lebanon	Morristown	Sevierville
Clarksville	Dyersburg	Jackson	Lenoir City	Murfreesboro	Smyrna
Cleveland	Elizabethton	Johnson City	Lexington	Newport	Tazewell
Columbia	Fayetteville	Kingsport	Madisonville	Powell	Tullahoma
Cookeville	Fayetteville	Lafayette	Maryville	Pulaski	Winchester
Crossville	Gallatin

TEXAS
Austin (2)	Conroe	New Braunfels	Pasadena	Temple	Texarkana
Bastrop	Longview

DIRECTORS

Ben F. Cheek, IV

Chairman

1st Franklin Financial Corporation

Ben F. Cheek, III

Chairman Emeritus

1st Franklin Financial Corporation

Virginia C. Herring

Vice Chairman, President and Chief Executive Officer

1st Franklin Financial Corporation

Jerry J. Harrison, Jr. Chief Operating Officer Crider Food, Inc. John G. Sample, Jr. CPA C. Dean Scarborough Retired Retail Business Owner

A. Roger Guimond

Retired Executive Officer,

1st Franklin Financial Corporation

Jim H. Harris, III

Retired Founder / Co-owner

Unichem Technologies

Retired Founder / Owner / President

Moonrise Distillery

Keith D. Watson Chairman Bowen & Watson, Inc.

EXECUTIVE OFFICERS

Ben F. Cheek, IV Chairman

Ben F. Cheek, III Chairman Emeritus

Virginia C. Herring Vice Chairman, President and Chief Executive Officer

Brian J. Gyomory Executive Vice President and Chief Financial Officer

Daniel E. Clevenger, II Executive Vice President - Compliance

Gary L. McQuain Executive Vice President – Chief Operating Officer

Mark J. Scarpitti Executive Vice President – General Counsel Acting Corporate Secretary

Joseph A. Shaw Executive Vice President – Chief Information Officer

Jeffrey R. Thompson Executive Vice President – Human Resources

Chip Vercelli Executive Vice President – Government Affairs

LEGAL COUNSEL

Jones Day 1221 Peachtree Street, N.E. Suite 400 Atlanta, Georgia 30361

INDEPENDENT AUDITORS

Deloitte & Touche LLP 191 Peachtree Street, N.E. Atlanta, Georgia 30303